U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT

OF 1933

(Amendment No. 1)

Hudson's Grill International, Inc.

(Name of small business issuer in its charter)

Texas

(State or jurisdiction of incorporation or organization)

6794 and 5812

(Primary Standard Industrial Classification Code Number)

75-2738727

(I.R.S. Employer Identification No.)

16970 North Dallas Parkway, Suite 402, Dallas, Texas 75248; Tel. No. 972-931-9237

(Address and telephone number of principal executive offices)

16970 North Dallas Parkway, Suite 402, Dallas, Texas 75248

(Address of principal place of business or intended place of business)

David L. Osborn; 16970 North Dallas Parkway, Suite 402, Dallas, Texas;

Telephone No. 972-931-9237

( Name, address, and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public is July 31, 2000.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box:

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Dollar amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggre-gate offering price	Amount of registration fee
Common	$465,989*	N/A	$465,989*	$123.02

* No consideration will be received pursuant to this registration and offering, and since there is no positive book value, the shares were valued at the price of the last trade of its parent's stock in 1999, which was $.07.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1 X ; Alternative 2

Hudson Grill International, Inc.

6,656,986 Shares of Common Stock

Prior to this offering, there has been no public market for the common stock of Hudson's Grill International, Inc. It is anticipated that a public market will be made in this stock and that the stock will be traded over the counter on the bulletin board of Nasdaq Stock Market.

The shares of common stock offered under this prospectus are speculative, and investment in these shares involves a high degree of risk. See "Risk Factors" on page 1.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Hudson's will not be using any underwriter since the stock will be distributed on a one to one basis to the shareholders of record on the date of this prospectus of Hudson's Grill of America, Inc. Consequently, no funds will raised by this offering, and all expenses of the offering will be paid by Hudson's.

The date of this Prospectus is July 31, 2000

No dealer, salesman or any other person is authorized by Hudson's to give any information or to make any representation other than those contained in this prospectus in connection with the offering described herein. This prospectus does not constitute an offer of any security other than the securities to which it relates, or an offer by Hudson's or any underwriter within the jurisdiction to any person to whom such offering would be unlawful. This prospectus may be used only in connection with the offering of the securities to which it relates by Hudson's as contemplated herein. The delivery of this prospectus at any time does not imply that information herein is correct as of any time subsequent to its date. However, if any material changes in the affairs of Hudson's occur, while this prospectus is required by law to be delivered, it will be amended or supplemented to describe the changes.

Until October 31, 2000 (90 days after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

HUDSON'S 1

RISK FACTORS 1

BUSINESS AND PROPERTIES 2

OFFERING PRICE FACTORS 7

USE OF PROCEEDS 9

CAPITALIZATION 10

DESCRIPTION OF SECURITIES 11

PLAN OF DISTRIBUTION 14

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS 15

OFFICERS AND KEY PERSONNEL OF HUDSON'S 15

DIRECTORS OF HUDSON'S 17

PRINCIPAL STOCKHOLDERS 20

MANAGEMENT RELATIONSHIPS TRANSACTIONS AND REMUNERATION 20

LITIGATION 23

FEDERAL TAX ASPECTS 23

MISCELLANEOUS FACTORS 23

FINANCIAL STATEMENTS 24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS
24

ACCOUNTANTS TO HUDSON'S 26

COUNSEL TO HUDSON'S 26

INDEPENDENT AUDITOR'S REPORT F-1

AUDITED FINANCIAL STATEMENT FOR THE PERIOD
ENDING DECEMBER 31, 1999 F-12

HUDSON'S

1. Exact corporate name: Hudson's Grill International, Inc. (referred to as "Hudson's")

State and date of incorporation: Texas, October 30, 1997

Street address of principal office: 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248

Hudson's Telephone Number: 972-931-9237

Fiscal year: December 31

Persons to contact at Hudson's with respect to this offering: David L. Osborn, President; Robert W. Fischer, Director. Mr. Osborn may be contacted at Hudson's's telephone number; Mr. Fischer may be contacted at 214-361-7301.

RISK FACTORS

2. List in the order of importance the factors which Hudson's considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative, i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return.

(1) Operating Restaurants and Franchising Restaurants is Very Speculative. Operating a restaurant and franchising restaurants operated by others is a highly speculative activity in that most restaurants fail within several years of their opening. There can be no assurance that restaurants owned and operated by Hudson's, or those owned and operated by franchisees, will stay in business for very long. Additionally, some may do well and others may do marginally or poorly and may need to be closed. Where Hudson's is on a lease or is a guarantor of a lease, its exposure to losses may continue even after a location is closed. Because so many restaurants fail every year, the chances that one or more of Hudson's franchisees may go out of business each year is high, and the resulting loss of cash flow could have a significant impact on Hudson's.

(2) Undercapitalized Restaurants have Difficulty Competing Against Better Funded Restaurants. The restaurant industry is highly competitive, with many different themes used by restaurants and many restaurants, and varying from large to small in size, and from being a single operation to being part of a large multinational chain. The restaurant industry is competitive in large urban markets and even in smaller towns. Competition can force restaurants to charge lower prices that are not profitable, and it can reduce sales even when prices are above costs. Even within niche markets in which Hudson's operates, Hudson's faces many competitors, many of which are part of larger, more financially sound companies. It also faces considerable competition in the franchise industry for the sale of franchises, not just in the restaurant industry but from franchisers of other non-restaurant businesses. Hudson's and its franchisees do not have the ability to withstand losses from competition, and thus it would go out of business in a short time.

(3) Hudson's Lacks Financial Resources; Going Business Concern. Hudson's has limited financial resources to draw upon. Many past and current franchisees owe money to Hudson's, much of which is uncollectible and is already written off. Hudson's's auditors have issued an opinion in which they have expressed doubts about Hudson's's ability to continue as a going concern. See attached financial statements for the fiscal year ending December 31, 1999. Hudson's's future is dependent on the success of its current franchisees from whom it collects royalty payments. After paying Hudson's's overhead and general and administrative expenses, Hudson's's cash flow has been barely sufficient. At the current time, Hudson's's ability to grow will be dependant on the success of its franchisees and on obtaining additional franchisees. After severely reducing its staff and overhead, Hudson's plans to use its cash flow over the next year or two to pay off existing debts. If any current franchisees close down operations, the reduced royalties will substantially impact Hudson's ability to pay off debts and remain in business. Furthermore, due to the lack of financial resources, Hudson's has difficulty in attracting new franchisees, and this decreases the chance of growth and the ability to stay in business if some of its franchisees go out of business.

(4) Potential Recapture of Hudson's Stock . This stock is being distributed by Hudson's Grill of America, Inc., the parent of Hudson's (referred to as "HGA"), and currently the holder of 100% of Hudson's stock. It represents all of the stock held by HGA; thus, after this spin-off distribution of Hudson's's stock, HGA will not have any stock in Hudson's. HGA's creditors, to the extent that they can obtain judgments in excess of the liquidated assets of HGA that remain during the next four years, could argue for the return of assets formerly held by HGA, despite the fact that the spin off of negative assets will probably actually improve HGA's financial condition. This could include any or all of the stock in Hudson's formerly held by HGA that has been distributed pursuant to this spin-off distribution. HGA also lacks financial resources and has substantial contingent obligations, and unless an adequate merger or acquisition by another company occurs in the near future, it will probably cease functioning.

(5) Hudson's Operates in Only One Industry, and Therefore Lacks any Diversification of Risk. Hudson's franchises restaurants. It is the only industry in which it does business. If the restaurant business proves to be unprofitable, Hudson's will fail because it does not engage in other businesses that might offset its losses in the restaurant industry.

(6) Hudson's has Never Issued any Dividends, and It Does not Plan to do so. Hudson's has not paid any dividends to date, and there is no present intention of doing so in the foreseeable future. Thus, investors who buy and hold Hudson's stock will have no means by which to recoup their purchase price. Also, see Risk 9 below.

(7) Retention of Control; Several Shareholders Will Hold Most of the Stock and Will Control Hudson's. As of the date of this prospectus, seven people own, in the aggregate, more than 80% of the outstanding stock of the parent of Hudson's, HGA; HGA owned 100% of Hudson's's stock prior to the date of this prospectus. Thus, these people have indirectly controlled Hudson's because it has been a subsidiary of HGA since its inception. After the distribution of Hudson's's stock on a one to one basis to the HGA's shareholders of record as of the date of this prospectus, the same seven people will now directly control more than 80% of Hudson's. Thus, outside of these few shareholders, the remaining shareholders probably will have very little influence on the management of Hudson's and likely will be unable to change management without the help of the few, large shareholders.

(8) Dependence Upon Present Management Without Much Likelihood of Being Able to Attract New Management. Hudson's's operations are conducted principally by its president, David L. Osborn, who, after the distribution of Hudson's's stock, will be the largest shareholder. The management of Hudson's will likely remain under the control of Mr. Osborn or be executed pursuant to his choice of a successor. Mr. Osborn has already expressed an interest in resigning as President because he has not taken any compensation for six years, and so a successor may need to be hired. The current directors of Hudson's will also likely remain the same for a while, at least until Hudson's is involved in other corporate actions such as mergers or acquisitions of or by Hudson's. Thus, the success or failure of Hudson's will be dependent on its current management, and it is unlikely that Hudson's will have enough resources for some time until it can hire professional staff needed to increase business.

(9) No Assurance of Marketability. Despite the efforts of Hudson's, Hudson's may have difficulty in obtaining a listing with the NASDAQ system, and even after getting a listing with NASDAQ, no trading market may develop. Even if a trading market develops, it may be very thinly traded. As a result of any of these occurrences, shareholders may have problems in liquidating their shareholdings, and may be forced to hold onto their shares for a longer period than desired or anticipated.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this prospectus potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of Hudson's and its properties:

(a) Describe in detail what business Hudson's does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

Hudson's intends to continue doing the same business it has done prior to this spin off from HGA. Hudson's's business has been the franchising of Hudson's Grill restaurants, which have a theme based on the fifties and sixties era. The decor of the restaurants contains car memorabilia and includes a hood and a front section of an old Hudson car that appears to be crashing through a wall. The menu is also based on the same era, with an emphasis on hamburgers and chicken sandwiches. Milk shakes and large chocolate desserts are also specialties of the restaurants. Currently there are ten Hudson's Grill restaurants that are open; all are franchised. Most are located in California, with some in Texas and in Michigan.

In 1991, HGA commenced franchising its Hudson's Grill concept. Effective December 1, 1997, HGA assigned all existing franchise rights to Hudson's. Under the terms of the standard franchise agreement, the franchisees are obligated to pay Hudson's an initial franchise fee of $35,000, and a weekly continuing royalty fee of generally 4% of gross restaurant revenues, and must spend 3% of gross sales on approved advertising, including a weekly 1% marketing fee contributed to Hudson's's marketing fund. Hudson's is obligated to provide initial training, continuing management assistance, administration of advertising and sales promotion programs and establishment and monitoring of a marketing fund.

As a result of its franchising activities, Hudson's receives these royalty payments from its franchisees. Other than proceeds from notes transferred to Hudson's several years ago, all of Hudson's revenue stream is from the royalty payments.

(b) Describe how these products or services are to be produced or rendered and how and when Hudson's intends to carry out its activities. If Hudson's plans to offer new products, state the present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of resources of Hudson's, and the estimated amount. If Hudson's is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Currently, Hudson's anticipates that its growth will be through franchises, either through increased sales by current franchisees and/or by the addition of new franchisees. Hudson's frequently communicates with businessmen who have expressed an interest in building and operating Hudson's Grills. Most of the time these inquiries do not materialize, but Hudson's continues to pursue and explore each opportunity presented to it by potential franchisees. If Hudson's can get sufficient cash flow in the future, then it might consider building a restaurant. Hudson's has developed a prototype design that it considers is the best idea on how to implement the Hudson's Grill theme. The current design emphasis is on free standing buildings with about 4,700 square feet of space, part of which includes a bar. The building design uses a lot of glass around the outside of the building so that guests can see outdoors and to give the building a lot of light and the feeling that the building is larger than it is. The last three restaurants have used this new design. In terms of sales at these new locations, one has approximate, annualized sales of $1,750,000, another has approximate, annualized sales of $1,150,000, and the third is closed. Because of the success of these two restaurants, Hudson's feels that this new design is worth using, at least until it can be shown that a new design is needed. Hudson's does not plan to alter its basic menu; any changes will be minor and will be gradually introduced. Some local variations are permitted. Hudson's franchisees are not dependent on any suppliers, and Hudson's usually encourages using a variety of sources in order to get competitive prices. Hudson's does, however, require its franchisees to comply with strict standards for various ingredients used in its menu items, which many times makes it harder to get the right ingredients than simply to get normal, off-the-shelf supplies used by other restaurants.

(c) Describe the industry in which Hudson's is selling or expects to sell its products or services and, where applicable any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate, by attached table if appropriate, the current or anticipated prices or price ranges for Hudson's's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that Hudson's has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of Hudson's's competitors in the area of competition in which Hudson's is or will be operating. State why Hudson's believes it can effectively compete with these and other companies in its area of competition.

Note. Because this Offering Circular focuses primarily on details concerning Hudson's rather than the industry in which Hudson's operates or will operate, potential investors may wish to conduct their own separate investigation of Hudson's's industry to obtain broader insight in assessing Hudson's's prospects.

Hudson's franchises restaurants. As such it is subject to trends in both the restaurant industry and the franchise industry. Both industries are very competitive, with many businesses engaged in one or both industries. Hudson's's theme, suggested pricing and menu selection are oriented toward sit-down dining in a casual environment with premium hamburger sandwiches, milk shakes, desserts and alcoholic beverages. As such, it doesn't compete with franchise restaurant operations like McDonalds or Burger King, even though they are in the hamburger restaurant franchising industry. Because of its suggested pricing, about $6 for hamburgers, Hudson's is really in a middle tier of hamburger restaurants. Although Hudson's feels that it competes against other restaurants, it does not feel that it competes based on price; otherwise, it would price its meals in line with McDonalds, etc. Competition is more along the lines of ambiance and service. Thus, it is more likely to feel competition from chains and restaurants like Applebee's and Chili's, which serve hamburgers at about the same price. These two chains are the most competitive with Hudson's franchisees, but each franchisee faces its own particular set of competitors based on its location and the nearness of other, similar restaurants, some of which are parts of chains and some of which are independent restaurants.

Hudson's has operations and franchisees in three states; California, with locations from mid-California to L.A., mostly along the coast; Texas, with both locations in El Paso; and Michigan, with locations in the Detroit area and upstate. These three areas are not much alike. The locations with the most sales in these areas, however, seem to be in mid sized markets of cities of 75,000 to 150,000 people. In mid sized markets, Hudson's sees chains like Applebee's as its major competitors. These other competitors are, for the most part, in much stronger financial condition than Hudson's, and these other competitors can subsidize losing locations whereas Hudson's is not in a position to do so. Thus, the ability to compete in a particular market is almost entirely a function of the sales of the franchisee in that market. Hudson's feels that its concept can be successful in any mid-sized market and will encourage future franchisees to consider mid-sized markets first, where it feels that there is less competition for restaurant customers and it is easier for one restaurant to afford to advertise in the local media. In larger cities, the cost of advertising is higher and spread out over areas that are not nearby, and normally it is too high for just one restaurant to pay.

(d) Describe specifically the marketing strategies Hudson's is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for Hudson's to be profitable. Indicate how and by whom its products or services are or will be marketed, such as by advertising, personal contact by sales representatives, etc., how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion, 20% or more, of Hudson's's sales. Describe any major existing sales contracts.

Hudson's is not intending to employ any full scale marketing efforts. Its current strategy regarding franchising is to place small stands on tables of existing restaurants that announce that franchises are available, whom to contact and the address from which to get more information. Hudson's also maintains a web site from which it has gotten a number of franchising inquiries. Although not currently doing so, under its franchise agreements Hudson's may require that restaurants monthly forward fees that are intended for a marketing program funded by the fees. If more than one restaurant is located in the same media area, Hudson's will consider whether it is economical to do joint advertising in that media market. If Hudson's elects to do so in a particular media area, the fees it collects from the franchisees in that area would go to a separate, non-profit entity, operated by the member-franchisees, whose job it would be to set up cooperative advertising and marketing. It would be run by the franchisees with input from Hudson's. Each franchisee is also obligated to set aside 1% of their sales for marketing their restaurants in their own area.

(e) State the backlog of written firm orders for products and/or services as of a recent date, within the last 90 days, and compare it with the backlog of a year ago from that date.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders, if Hudson's's sales are seasonal or cyclical, explain.

This is not applicable to Hudson's, since all sales are a function of whichever guests show up at the restaurants, and orders are not placed in advance such as to produce a backlog of orders, but are placed at the same time they are produced and consumed by the guests.

(f) State the number of Hudson's's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee, i.e., clerical, operations, administrative, etc., Hudson's will use, whether or not any of them are subject to collective bargaining agreements, and the expiration dates of any collective bargaining agreements. If Hudson's's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements Hudson's has or will have with its employees.

Currently, Hudson's has one employee, who is administrative. This employee is not part of a collective bargaining agreement. Supplemental benefits include: health insurance.

(g) Describe generally the principal properties, such as real estate, plant and equipment, patents, etc., that Hudson's owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties Hudson's intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Hudson's owns the contractual rights to the franchise agreements between Hudson's and its franchisees. Additionally, Hudson's currently leases space for its headquarter offices on a month to month basis from a partnership in which its largest shareholder, David Osborn, has a ten percent partnership interest; the rent is about $800 per month, and the lease is on a month to month basis.

(h) Indicate the extent to which Hudson's's operations depend or are expected to depend upon patents, copyrights, trade secrets, knowhow or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by Hudson's for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Hudson's owns several trademark registrations that are used in its franchising of Hudson's Grills. The registrations cover Hudson's's current logo of a car underneath the words "Hudson's Classic Grill", which is shown on the cover of the prospectus; the slogan "Burgers Shakes Rock 'n Roll"; the Hudson's car grill; and the words "Hudson's Grill". As long as these terms are used in interstate commerce and the appropriate forms are filed periodically with the Trademark Office, Hudson's will continue to have the exclusive rights to use and license the marks.

It has no other intellectual property, but it will defend these trademarks as vigorously as possible if the marks are illegally used or confusion from similar marks arises. Hudson's has non-compete clauses in its franchise agreements to prevent current and former franchisees from using the marks or system used by Hudson's. Under the franchise agreements, which typically last for 20 years, the franchisees are licensed to use Hudson's's trademarks in their franchised restaurant operations only. Hudson's does no research and development, but occasionally will work on a new menu item and recipe.

(i) If Hudson's's business, products, or properties are subject to material regulation, including environmental regulation, by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon Hudson's.

Hudson's's and its franchisees' operation of restaurants are not government regulated except to the extent that local authorities issue certificates of occupancy and the operations need licenses from or are subjected to inspections from local health authorities that they need to pass and also need liquor licenses. Each operation must also comply with federal labor laws affecting its employees, such as overtime, minimum wages, etc., and also environmental laws applicable to leftover food and wastes from chemicals used in cleaning its restaurant operations. Hudson's does not feel that regulation has a material effect on its or its franchisees' operation.

(j) State the names of any subsidiaries of Hudson's, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Currently, Hudson's has no subsidiaries.

(k) Summarize the material events in the development of Hudson's, including any material mergers or acquisitions, during the past five years, or for whatever lesser period Hudson's has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If Hudson's has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe and adjust historical per share figures elsewhere in this Offering Circular accordingly.

Hudson's was incorporated on October 30, 1997. Since its incorporation, it has been owned entirely by its parent, HGA, which now is distributing Hudson's's stock to HGA's current shareholders as part of the spinning off of Hudson's to HGA's shareholders. Hudson's has not been involved in any mergers, acquisitions or recapitalizations.

4. (a) If Hudson's was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion Hudson's must or should reach in order for Hudson's to become profitable, and indicate the expected manner of occurrence or the expected method by which Hudson's will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	Additional franchises; need to net at least four additional franchises	Turning franchisee inquiries into franchisees	No receipts are being raised by this prospectus; Hudson's goal is to net one or two franchises each year

(b) State the probable consequences to Hudson's of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon Hudson's's liquidity in view of Hudson's's then anticipated level of operating costs. See Question Nos. 11 and 12.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

If Hudson's does not sell at least one or two franchises in the next six months, its ability to stay in business and pay all of its ongoing debts is questionable, unless other funds are obtained through loans or equity sales. Hudson's probably cannot obtain loans because of its financial condition; it has one franchisee that is trying to sell its restaurant, and if that franchisee is successful in selling, then a note owed by the franchisee might be paid off, resulting in a one time cash flow. Even after recently reducing its overhead expenses, and after paying its ongoing expenses, Hudson's has been paying its accounts out over time, some of which past due accounts are scheduled to be paid out over 48 months. Any extraordinary expense may force Hudson's into bankruptcy or liquidation. Currently, if Hudson's does not sustain any unplanned expenses, it could continue on indefinitely, but would have to do so without any paid management. After paying off debts for two years, Hudson's hopes to be able to hire a president, who will also be responsible for selling franchises.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings (losses) for the last fiscal year?

Total $ (92,813) ($ (0.02) per share)

6. If Hudson's had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalization, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share = N\A

Net After-Tax Earnings Last Year Per Share price/earnings multiple

7. (a) what is the net tangible book value of Hudson's? If deficit, show in parentheses. For this purpose, net tangible book value means total assets, exclusive of copyrights, patents, goodwill, research and development costs and similar intangible item, minus total liabilities.

$ (368,316) ($ (0.055) per share) (as of the last fiscal year end)

If the net tangible book value per share is substantially less than this offering, exercise or conversion price per share, explain the reasons for the variation. N\A

(b) State the dates on which Hudson's sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of such persons to Hudson's at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. Exclude bank debt.

Hudson's issued a 600,000 share stock dividend to its parent in November 1999 so that its shares outstanding would be the same number as the shares outstanding of its parent, HGA. In addition, 300,000 options, with an exercise price of $0.10 per share and a term of seven years, and 300,000 shares, to be issued when this distribution is completed but which are not part of this registration, will be issued to the interim president in order to retain his services until this stock offering is effective and distributed. Additionally, 100,000 options with an exercise price of $0.10 per share will be issued to the interim president for each month he serves as president after March 31, 2000, until this registration is effective. The interim president will not pay for either the shares or the options being granted to him.

8. (a) What percentage of the outstanding shares of Hudson's will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: %

If the minimum is sold: %

N\A. The distributees of Hudson's's stock will end up with 100% of Hudson's's stock after Hudson's is spun off from HGA. Because of provisions in certain warrant agreements with HGA, if HGA spins off stock to HGA's shareholders, then certain warrantholders of HGA also become warrantholders of Hudson's for the same percentage of shares after the spin off. The recent warrants to be issued to the interim president are only 4.5% of the shares that will be outstanding and 2.7% of the potential shares that could be outstanding if all warrants were exercised. None of these warrants are being registered with this registration.

(b) What post-offering value is management implicitly attributing to the entire Hudson's by establishing the price per security set forth on the cover page or exercise or conversion price if common stock is not offered? Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.

If maximum is sold: $ N\A *

If minimum is sold: $ N\A *

These are not applicable because this offering will not raise any proceeds, and thus there is no valuing of Hudson's.

For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.

* These values assume that Hudson's's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A These values also assume an increase in cash in Hudson's by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations The amount of such cash would be $ N/A .

Note: After reviewing the above, potential investors should consider whether or not the offering price, exercise or conversion price for the securities is appropriate at the present stage of Hudson's's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

There is no table. It is not applicable to this offering, since no funds will be raised from the offering. Hudson's's stock will be distributed to the existing shareholders of HGA as part of the spinning off of Hudson's from HGA.

(b) If there is no minimum amount of proceeds that must be raised before Hudson's may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used. N/A

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of Hudson's's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

N/A No funds are being raised with this offering, and no funds are currently anticipated to be borrowed or raised.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the as sets are to be acquired from officers, directors, employees or principal stockholders of Hudson's or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to Hudson's, the method followed in determining the cost, and any profit to such persons.

N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

N/A

11. Indicate whether Hudson's is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring Hudson's to make payments. Indicate if a significant amount of Hudson's's trade payables have not been paid within the stated trade term. State whether Hudson's is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate Hudson's's plans to resolve any such problems.

Hudson's will have cash flow problems within several months unless it collects on a judgment owed it or sells some more franchises. To the best of its knowledge, Hudson's is not in default on any loan, note, lease or other indebtedness. Hudson's has failed to pay several of its vendors, and a significant part of its payables remains unpaid. Hudson's plans to resolve these problems by selling at least one franchise and by ceasing to lend money to its parent, which needed the money to support the Richardson, Texas Hudson's Grill, which location is now closed. Hudson's does not currently have any unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy Hudson's's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Since no funds are being raised by this spin off of stock, this spin off will not help Hudson's's cash flow problems. If funds are needed, then major shareholders will be asked to lend Hudson's money; currently none of the major shareholders is willing to lend Hudson's any money. There is little likelihood, therefore, that Hudson's will be able to obtain funds, even from its shareholders. Hudson's anticipates that funds will be needed by Summer or Fall 2000 if it does not sell at least one franchise or collect something on a judgment. Hudson's has a joint judgment against three debtors: one is bankrupt, one is out of business, and the third one currently is avoiding service for a debtor's examination. The amount, if any, that can be collected from the judgment is unknown. Hudson's is pursuing collection, but will not know what, if anything, can be gotten from the debtors until at least July 2000, when a deposition of one the debtors is scheduled. If a sufficient amount of funds can be recovered from the debtors, then Hudson's other cash flow needs will be changed accordingly. As of December 31, 1999, Hudson's payables on its financial statements were $201,224.

CAPITALIZATION

13. Indicate the capitalization of Hudson's as of the most recent balance sheet date, adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings, and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Since this spin off will not raise any funds, there is no maximum or minimum funds being raised; thus, the following capitalization chart does not show any effects for the raising of capital.

Amount Outstanding As of March 31, 2000
Debt:
Short term debt (non interest bearing)	$99,331.00
Long term debt	$0.00
Total debt	$99,331.00

Stockholders equity (deficit):
Preferred stock - no par value; up to 15,000,000 may be authorized as a series of Class B stock; none are issued and none are outstanding	$0.00
Class A common stock, no par value; 100,000,000 authorized; 6,656,986 issued and outstanding	$118,545.00
Additional paid in capital	$54,000.00
Accumulated deficit	($533,023.00)
Deferred compensation	($9,000.00)
Total shareholders deficit	($369,478.00)
Total capitalization	($270,147.00)

Up to 15,000,000 of Class B stock may be issued; Class B stock is to be issued in series and may be preferred if the directors elect to make it so when creating a new series of Class B stock; no Class B stock is issued or has ever been issued

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:

Hudson's has not reserved any shares for the warrants that are outstanding.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock

[ ] Preferred or Preference Stock

[ ] Notes or Debentures

[ ] Units of two or more types of securities composed of:

[ ] Other:

15. These securities have:

Yes No

[ ] [X] Cumulative voting rights

[ ] [X] Other special voting rights

[ ] [X ] Preemptive rights to purchase in new issues of shares

[ ] [X ] Preference as to dividends or interest

[ ] [X ] Preference upon liquidation

[ ] [X ] Other special rights or preferences (specify):

Explain: None of the above apply to the Class A stock being offered.

16. Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula:

Date when conversion becomes effective:

Date when conversion expires:

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate? _%

If interest rate is variable or multiple rates, describe:

(2) What is the maturity date?

If serial maturity dates, describe:

(3) Is there a mandatory sinking fund?

[ ] Yes [ ] No

Describe:

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No

Describe, including redemption prices:

(6) Are the securities collateralized by real or personal property?

[ ] Yes [X] No

Describe:

(7) (a) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of Hudson's is senior to the securities in right of payment of interest or principal? N/A

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? N/A

How much indebtedness is junior or subordinated to the securities? N/A

(b) If notes or other types of debt securities are being offered and Hudson's had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest, capitalized interest, amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

This not applicable because these securities are not debt securities and because Hudson's did not have earnings during its last fiscal year.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that Hudson's's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: N/A

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Dividends on these Class A shares are not restricted because of any loan or other financing arrangements or otherwise.

20. Current amount of assets available for payment of dividends; if deficit must be first made up, show deficit in parenthesis: ($369,478)

PLAN OF DISTRIBUTION

21. The selling agents, the persons selling the securities as agent for Hudson's for a commission or other compensation, in this offering are:

Hudson's will not engage any persons to sell, for commission or otherwise, the securities being offered pursuant to this prospectus.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Prospectus. Also indicate whether Hudson's will indemnify the selling agents or finders against liabilities under the securities laws. "Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.

Hudson's will not engage any persons to be selling agents or finders, and it will not pay anyone to be so.

23. Describe any material relationships between any of the selling agents or finders and Hudson's or its management.

N/A, since no one will be hired or paid to be selling agents or finders.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and Hudson's, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at Hudson's through which this offering is being made:

This is not applicable because the shares being offered by this prospectus are going to be distributed initially to the shareholders of record of HGA as of the date of this prospectus; the stock will be distributed by HGA's stock transfer agent or a new stock transfer agent chosen by Hudson's.

25. If this offering is limited to a special group, such as employees of Hudson's, or is limited to a certain number of individuals, as required to qualify under Subchapter S of the Internal Revenue Code, or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

This offering is being made only to the shareholders of HGA as of record on the date of the effectiveness of this offering. To the extent that shares are distributed to insiders of Hudson's and shareholders owning more than 10% of the beneficial shares of Hudson's stock, Hudson's will request its transfer agent to restrict the transfer of the insiders' shares, and require that a legal opinion be given to Hudson's prior to any transfer, showing that the intended transfer complies with the federal securities laws.

Will the certificates bear a legend notifying holders of such restrictions?

[ ] Yes [X ] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

N/A; no proceeds are being raised, and thus, none are being escrowed.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

There are no currently outstanding shares with any resale restrictions; nonetheless, until this offering is effective, Hudson's shares may not be publicly traded. Certain shareholders will be restricted under federal securities laws from trading their shares because of being officers, directors and shareholders holding more than 10% of Hudson's's stock. Other than these insiders, there are no resale restrictions by Hudson's on the shares being offered by this prospectus.

Note: Equity investors should be aware that unless Hudson's is able to complete a further public offering or Hudson's is able to be sold for cash or merged with a public company that their investment in Hudson's may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If Hudson's has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

No dividends have ever been made by Hudson's on its stock, and it has never redeemed any securities.

OFFICERS AND KEY PERSONNEL OF Hudson's

29. Chief Executive Officer: Title: Interim President

Name: David L. Osborn Age: 52

Office Street Address: 16970 Dallas Parkway Telephone No.: 972-931-9237

Suite 402

Dallas, Texas 75248

Residential Street Address: 5532 Frankford Ct.

Dallas, Texas 75252

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

President of Hudson's Grill of America, Inc., from 1993 to 1999. President of Hudson's since its inception in 1997. Since 1989, Mr. Osborn has been the Chief Executive Officer of Southpoint Management Corporation, which owns and operates restaurants, and is Chief Executive Officer of Famous Bars, Grills & Cafes of America, Inc., which has been a franchisee of Hudson's Grill. He is also a partner in D.A.C. Associates, which has been a franchisee of Hudson's Grill since 1986, and he is a partner in Wood, Osborn and Osborn, which is the landlord of the premises that Hudson's leases as its headquarters.

Education, giving the degrees, schools, and dates:

B.A. Economics, Northwestern University, 1969

Also a Director of Hudson's [ ] Yes [X] No

Indicate amount of time to be spent on Hudson's matters if less than full time:

Mr. Osborn will work on a part time, as needed, basis on Hudson's matters until replaced.

30. Chief Operating Officer: none

31. Chief Financial Officer: Title: Treasurer

Name: Mitzy Ferguson Age: 42

Office Street Address: 16970 Dallas Parkway Telephone No.: 972-931-9237

Suite 402

Dallas, Texas 75248

Residential Street Address: 2716 Crepe Myrtle

Flower Mound, Texas 75028

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Secretary of Hudson's Grill of America, Inc., since 1993. Administrative and clerical positions with Southpoint Management since 1989. Secretary of Hudson's since its inception in 1997.

Education, giving the degrees, schools, and dates:

University of Missouri at Columbia, no degree

Also a Director of Hudson's? [ ] Yes [X] No

Indicate amount of time to be spent on Hudson's matters if less than full time:

Ms. Ferguson holds the title of treasurer but no longer works on Hudson's matters.

32. Other Key Personnel: none

DIRECTORS OF HUDSON'S

33. Number of Directors: 2. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: N/A

34. Information concerning outside or other Directors, i.e., those not described above:

(A) Name: Robert W. Fischer, Esq. Age: 49

Office Street Address: 5956 Sherry Lane Telephone No.: 214-361-7301

Suite 1204

Dallas, Texas 75225

Residential Street Address: 3231 Bryn Mawr Drive

Dallas, Texas 75225

Names of employers, titles and date of positions held during past five years with an indication of job responsibilities.

Mr. Fischer works full time as an attorney for Fischer & Sanger, where he has been a partner for 15 years. His major areas of practice are general business transactions, securities, tax and civil litigation.

Education, giving the degrees, schools, and dates:

B.A. Economics, The Pennsylvania State University, 1972;

M.A. Economics, The Pennsylvania State University, 1974;

J.D., Southern Methodist University, 1978;

C.P.A., issued by the Texas State Board of Public Accountancy, 1981.

(B) Name: Anthony B. Duncan Age: 43

Office Street Address: 1770 Lee Trevino Telephone No.: 915-595-2769

El Paso, Texas 79936

Residential Street Address: 10732 Alta Loma

El Paso, Texas 79935

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Anthony B. Duncan has been in the restaurant business for more than 28 years, and progressed from trainee, to assistant manager, to manager of his own Pelican's Restaurant in El Paso, Texas, at the age of 21. He formed his own operating Hudson's, and proceeded to purchase interests in two additional Pelican's. At one time, he was the president and minority owner of Southpoint Management Corporation, the parent Hudson's of multiple dinner houses and casual dining restaurants and bars. He is the current owner of the two franchised Hudson's Grills in El Paso, and is the owner and sole shareholder of Borderland Grills, Inc. Mr. Duncan previously was president of the Texas Restaurant Association, and currently serves on its Board of Directors.

Education, giving the degrees, schools, and dates:

University of Texas, 1974-75

University of Texas at El Paso, 1975, no degree

35. (a) Have any of the Officers or Directors ever worked for or managed a company, including a separate subsidiary or division of a larger enterprise, in the same business as the company?

[X] Yes [ ] No

Explain: See descriptions of work experience above.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a Hudson's in the same business or industry as Hudson's or in a related business or industry, describe what precautions, if any, including the obtaining of releases or consents from prior employers, have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

No precautions will be needed because all key personnel of Hudson's have worked for Hudson's for the past two years, and prior to that worked for the parent Hudson's, which will no longer be in the restaurant or franchise business. Other prior and current jobs held by the key personnel were with businesses owned by the personnel, and so prior employers will not be a problem.

(c) If Hudson's has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other Hudson's in the start-up or development stage and describe the circumstances, including relevant dates.

Hudson's has been in operation since 1997; it is the successor to certain of the operations of Hudson's Grill of America, Inc., which has operated and franchised restaurants for twenty years.

(d) If any of Hudson's's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by Hudson's.

No key personnel are consultants.

(e) If Hudson's has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to Hudson's and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Hudson's does not carry key man life insurance on anyone.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against Hudson's or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

None are known

Note: After reviewing the information concerning the background of Hudson's's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Hudson's and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. List the principal owners of Hudson's who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding, starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities, identifying them by asterisk, and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Since no stock is convertible, and since this is a spin off of Hudson's, the current shareholders consist solely of the parent, HGA, which owns 100% of the stock. HGA shares offices with Hudson's and also shares telephone lines and numbers. HGA may be contacted by contacting Hudson's. HGA will distribute its stock in Hudson's to the current shareholders of HGA on a one for one basis after the Class A stock of Hudson's is publicly registered pursuant to this registration and prospectus. After the distribution, Hudson's will be owned by the current shareholders of HGA, and subject to the exercise of warrants by the certain warrantholders of HGA.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 0 shares (0.00% of total outstanding)

After offering:

a) Assuming minimum securities sold:

3,376,125 shares (30.0% of the total outstanding)

b) Assuming maximum securities sold:

3,376,125 shares 30.0% of the total outstanding)

Assumes all current options are exercised, shares granted to the president upon the effectiveness of this registration are issued, and all convertible securities are converted; some options may be canceled in the future if HGA can negotiate their cancellation.

MANAGEMENT RELATIONSHIPS TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, key personnel or principal stockholders are related by blood or marriage, please describe.

No officers or key personnel are related.

(b) If Hudson's has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives or any entity controlled directly or indirectly by any such persons, within the last two years, or proposes to do so within the future, explain. This includes sales or lease of goods, property or services to or from Hudson's, employment or stock purchase contracts, etc. State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Hudson's leases offices for its headquarters from Wood, Osborn and Osborn for $1,440.00 per month. This is a partnership that includes David L. Osborn, the interim president, who owns a ten percent interest in the partnership. Robert W. Fischer, one of the directors, is Hudson's's outside legal counsel; his law firm was paid $4,202.26 in 1999, and as of May 1, 2000, is owed $98,323.87, and was owed about $85,000 as of December 31, 1999. Mr. Fischer has performed substantial legal services for Hudson's from its inception, including handling most of Hudson's corporate, securities and litigation issues.

Hudson's has also advanced funds to HGA to help it meet obligations related to keeping its status as a public company and to help it open and operate a sister subsidiary, Hudson's Grill of Richardson, Inc. ("HGR"). HGR owned and operated a Hudson's Grill restaurant near Richardson, Texas, which was open from January 1999 until it was closed in February 2000. This location was near Hudson's headquarters. Whenever needed, Hudson's intended to use the HGR restaurant as a training facility for new franchisees and as a nearby place to try out new recipes and ideas. Hudson's also had hoped to use the HGR restaurant as an example of a Hudson's Grill that used its new design; also, potential franchisees could be taken to a nearby facility as part of the sales effort to get more franchisees. Hudson's loaned money to the parent until it became obvious that the Richardson location would not become profitable or merely sustain marginal losses. Hudson's cut off all loans to HGA when it became clear that HGA and HGR would not be able to pay off the loans. Instead, Hudson's will probably use the Hudson's Grill restaurants in El Paso, Texas, which are owned by Anthony Duncan, a director of Hudson's. Hudson's will pay Mr. Duncan for the use of his restaurants whenever they are needed by Hudson's for training or for exhibition to prospective franchisees. The fees for training or for exhibition have not been agreed to yet.

(c) If any of Hudson's's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of Hudson's's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of Hudson's's officers, directors, key personnel or 10% stockholders has guaranteed or co-signed any of Hudson's's obligations.

40. (a) List all remuneration by Hudson's to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0.00	$0.00
Chief Operating Officer	N/A	N/A
Chief Accounting Officer	N/A	N/A
Key Personnel: none	N/A	N/A
Others: none	N/A	N/A
Total:	$0.00	$0.00
Directors as a group (number of persons - 2)*	$0.00	$0.00

* Robert W. Fischer, one of the directors, is Hudson's's outside legal counsel; his law firm was paid $4,202.26 in 1999. Mr. Osborn will be granted 300,000 shares and 300,000 options upon the effectiveness of this offering and the distribution of stock pursuant to this spin off. See above.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Robert W. Fischer's law firm is owed $98,323.87 as of May 1, 2000.

(c) If any employment agreements exist or are contemplated, describe:

None exist; the board has discussed the possibility that it would hire someone to replace David Osborn as president, but it only has stock and options to offer as compensation. He has agreed to act as interim president until the offering is effective or until replaced by the directors. The directors may temporarily manage Hudson's until funds and equity will be able to attract a new president. If this occurs, Hudson's probably would enter into an employment agreement with the new president. The board has contemplated using stock and stock options as most of the consideration for such an agreement.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: after the spin off 4,300,000 shares, which is 41.5% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities. Also 300,000 options will be granted to Mr. Osborn as compensation for acting as interim president, when this offering is completed, provided he stays on as interim president. See above.

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

All have been directly or indirectly approved by Hudson's's shareholder; in fact, the warrants are the result of warrants originally issued by the parent-shareholder for the parent-shareholder's stock. The predecessor warrants provide that, in the event of a spin off or reorganization of the parent, the warrants would apply to the successor's stock as well.

As of December 31, 1999, 4,300,000 options and warrants have been granted and will be exercisable upon the spin off of Hudson's. If not previously exercised, warrants and options outstanding will expire as follows:

Expires in Year	Number of Shares	Weighted Average Exercise Price

2003	300,000.14
2004	4,000,000.06

	4,300,000.07

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 300,000 shares. These are options that will be granted to Mr. Osborn if he stays on as president until this offering is completed.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Hudson's is not required to obtain the approval of shareholders prior to the granting of stock purchase agreements, stock options, warrants or rights.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangement to assure that these persons will remain with Hudson's and not compete upon any termination:

Hudson's is not highly dependent on any one person. Hudson's does not have any non-competition agreements with its employee, and Hudson's cannot be assured that its employee will remain with Hudson's. Hudson's interim president will receive stock and options, as previously described, if he stays with Hudson's until this offering is effective. If he does not stay involved with Hudson's, then the directors will either try to find a replacement, which is unlikely because Hudson's has no money to pay an officer, or the directors will directly have to manage Hudson's. This is the only means that Hudson's currently has in place to attempt to keep its officers or employee involved in Hudson's.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of Hudson's's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has held or may have a material effect upon Hudson's business, financial condition, or operations, including any litigation or action involving Hudson's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on Hudson's's business, financial condition, or operations.

Hudson's is currently a counter-defendant in an adversary proceeding in bankruptcy court in the Central District of California. Hudson's is pursuing the collection of a judgment for about $390,000 against a former franchisee in Pomona, California, and its two partners, and it is defending an appeal by the same parties against whom Hudson's has obtained the judgment. One of the parties against whom Hudson's has the judgment has filed for bankruptcy protection under chapter 7 of the federal Bankruptcy Code. Hudson's suspects that the debtor moved funds out of the partnership; thus Hudson's filed complaints objecting to dischargeability of the debt and objections to discharge of the debtor. The debtor has counterclaimed that Hudson's owes it about the same amount that the debtor owes Hudson's, and wants to use the counterclaim as an offset against Hudson's judgment. None of these is likely to affect Hudson's negatively. Hudson's will be greatly benefitted if it can collect any material amounts from the judgment debtor; nevertheless, Hudson's is unlikely to collect much on this judgment, but it hopes to get at least something. Hudson's is currently attempting to discover what assets, if any, of the debtor might be available for collection.

FEDERAL TAX ASPECTS

44. If Hudson's is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in the offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Hudson's has not obtained any opinions by tax advisors since the motive behind the spin off of Hudson's's stock is not tax-motivated. There may be tax consequences, however, due to the spinning off of Hudson's from its parent.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect Hudson's or its business, or which are necessary to make any other information in this Offering Circular not misleading or incomplete. For example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.

Hudson's is not aware of any other material factors or events that would affect Hudson's.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Hudson's's most recent audited financial statements for the fiscal years ending December 31, 1999, and January 3, 1999, are attached.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If Hudson's's financial statements show losses from operations, explain the causes underlying these losses and what steps Hudson's has taken or is taking to address these causes.

Hudson's's losses in the fiscal year ending December 31, 1999, stem from three major areas. Hudson's has had a decrease in franchise royalty fees and equipment lease income. For example, these fees and income from franchisees decreased to $208,769 for the year ending December 31, 1999, from the year earlier amount of $303,290 (net of $38,000 of bad debt expense). This is a result of fewer franchisees and from some of the franchisees' failure to pay the fees and the payments due on leased equipment and promissory notes owed to Hudson's. Foremost among these is the Pomona franchisee, against whom Hudson's has obtained a judgment of about $386,000 plus interest and costs; Hudson's is attempting to collect on the judgment at the same time as it is defending an appeal by the franchisee. The primary partner involved in the Pomona partnership that held the franchise, filed for protection under chapter 7 of the federal Bankruptcy Code. See the Litigation section above. Despite the judgment, Hudson's has written off the receivables due from this restaurant as well as other restaurants that have closed while owing Hudson's fees and payments. Fortunately, Hudson's does not have any collection problems with other franchisees except for the Oxnard, California, franchisee, who has had financial difficulties and is usually late or several payments behind in its royalty payments. Hudson's is helping the franchisee to sell its restaurant in the hopes that Hudson's will be cashed out on the equipment that its has leased to the franchisee and will get a stronger franchisee to replace the current one.

Additionally, in the process of obtaining the judgment and defending the appeal of the judgment and also the working out of settlements with former landlords of franchisees, Hudson's has also incurred material obligations for attorney's fees in Texas and California, currently estimated at about $160,000. The problems encountered with landlords has constantly surfaced in the past because of leases that were originally signed by HGA. Even though the parent has assigned these leases to others many years ago, if a current tenant goes out of business, then the landlord goes against all of the previous tenants, including HGA. If a location involves a former franchisee, then landlords look to HGA and Hudson's to guaranty the lease's payments. Hudson's will not pay for any attorney's fees to defend HGA from landlords after it is spun off unless it feels that to do so is necessary to prevent potential exposure to Hudson's. Hudson's knows of only two instances currently where landlords have raised issues potentially damaging; these involve former Hudson's Grill restaurants at Pomona, California, and Lancaster, California, and both involve HGA since it was a previous tenant at those locations and may still be a guarantor, and neither involve Hudson's.

Hudson's has also sustained losses in cash flow because of the restaurant opened by a HGA subsidiary ("HGR") in Dallas in January 1999. The restaurant ran over budget and thus cost more than anticipated. Furthermore, expenses related to getting the restaurant opened and promoted, while anticipated, still resulted in extraordinary, one-time expenses. HGA was forced to rely on money obtained from Hudson's in order to make up some of the shortfalls in funds caused by losses at the Dallas restaurant. As a result Hudson's advanced more than $207,303 to its parent. It is questionable whether any of the advances made to the parent will ever be collected, and this receivable has been written off in its entirety and accounted for as a distribution in the fiscal year ending December 31, 1999. HGR closed down the restaurant in February 2000, and so the need to advance funds to HGA will cease. The write down in receivables in 1998 was due to writing off two notes, more specifically described in footnote 3 to the financial statements for the fiscal year ending December 31, 1999, which financial statements are attached.

During the first quarter of 2000, Hudson's showed a profit of $38,549, which indicates that Hudson's attempts to get beyond its past problems may be working.

48. Describe any trends in Hudson's's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or Hudson's's business which, in the opinion of Management, will have a significant impact, either favorable or adverse, upon Hudson's's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Hudson's has historically lost money. See the financial statements that are part of this prospectus. As it and its parent HGA have tried to get past obligations owed on leases formerly operated by franchisees that have failed and to pay off these settlements and the attorney fees associated with these settlements, its number of franchisees that are financially stable has decreased, resulting in even less cash flow and greater losses. Since the restaurant industry is extremely competitive, the ability of Hudson's's franchisees to stay in business and prosper has become more difficult. In the meantime Hudson's has added two new franchisees during the past year, and these two new franchisees appear to be doing well. They are in mid-sized cities, and Hudson's believes that its type of restaurant may be more successful if located in smaller cities, where there is less competition. Hudson's is constantly talking to prospective franchisees, and to the extent that it is able to sign up strong operators to be franchisees, its future will be brighter. Also, collecting on a judgment against its Pomona franchisee or getting paid off by its Oxnard franchisee will help pay off advances made to Hudson's, which in turn were advanced to Hudson's's parent, HGA, to build and operate the Dallas restaurant.

49. If Hudson's sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin, which is calculated as net sales less cost of such sales as presented in accordance with generally accepted accounting principles, as a percentage of sales for the last fiscal year: Hudson's did not sell any products in its last fiscal year. What is the anticipated gross margin for the next year of operations? None; not applicable. See previous answer in this paragraph. If this is expected to change, explain. Hudson's does not have any current plans to open a restaurant. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Hudson's does not have information about similar companies in the market niche that it is in.

50. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0%. Explain the nature of these sales, including any anticipated changes:

Hudson's has not made these types of sales.

51. Describe the indemnification provisions for directors, officers and controlling persons of Hudson's against liability under the Securities Act.

Hudson's's articles of incorporation provide for the indemnification of directors, officers, agents and employees of Hudson's in the event that they are sued because of their holding such a position. The articles provide for indemnification against reasonable expenses incurred in connection with the defense or settlement of a suit, including: (1) expenses, including attorney's fees; (2) amounts paid in settlement; (3) judgments; and (4) fines. Hudson's will indemnify these persons if they win on the merits or if they acted in good faith in the transaction which is the subject of the suit. The determination of whether the appropriate standards is met can be made by any one of the following: (1) the directors; (2) an independent legal counsel; or (3) the shareholders of Hudson's.

The following is the opinion of the Securities and Exchange Commission and is not the opinion of Hudson's: Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ACCOUNTANTS TO HUDSON'S

Hein + Associates LLP

Certified Public Accountants

12770 Coit Road, Suite 1150

Dallas, Texas 75251

972-458-2296

COUNSEL TO HUDSON'S

Robert W. Fischer, Esq.

Fischer & Sanger

5956 Sherry Lane, Suite 1204

Dallas, Texas 75225

214-361-7301

Mr. Fischer is also a director of Hudson's.

HUDSON'S GRILL INTERNATIONAL, INC.

(a wholly-owned subsidiary of

Hudson's Grill of America, Inc.)

FINANCIAL STATEMENTS AND

INDEPENDENT AUDITOR'S REPORT

FOR THE FISCAL YEARS ENDED

DECEMBER 31, 1999 AND JANUARY 3, 1999

INDEPENDENT AUDITOR'S REPORT

Board of Directors

Hudson's Grill International, Inc.

Dallas, Texas

We have audited the accompanying balance sheets of Hudson's Grill International, Inc. as of December 31, 1999 and January 3, 1999, and the related statements of operations, shareholders' equity (deficit), and cash flows for the fiscal years ended December 31, 1999 and January 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson's Grill International, Inc. as of December 31, 1999 and January 3, 1999, and the results of its operations and its cash flows for the periods ended December 31, 1999 and January 3, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and currently has a shareholders' deficit, which raise substantial doubt about its ability to continue as a going concern. Managements's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hein + Associates llp

April 3, 2000

Dallas, Texas

BALANCE SHEETS

ASSETS

	December 31,	January 3,
	1999	1999
CURRENT ASSETS:
Cash and cash equivalents	$ 28,680	$ 19,771
Accounts receivable, net of allowance for doubtful accounts of $62,000 each year	8,887	9,992
Current portion of note receivable	45,000	60,350
Prepaid expenses and other	13,450	15,625
Total current assets	96,017	105,738

PROPERTY AND EQUIPMENT, at cost:
Restaurant equipment	33,378	33,378
Furniture and fixtures	5,851	5,851
Total property and equipment	39,229	39,229
Less accumulated depreciation	(20,495)	(13,763)
Property and equipment, net	18,734	25,466

LONG-TERM PORTION OF NOTE RECEIVABLE	119,397	134,521

OTHER ASSETS, net	7,281	12,596
Total assets	$ 241,429	$ 278,321

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable	147,896	115,695
Advances, related parties	53,328	10,992
Accrued liabilities	146,394	6,252
Total current liabilities	347,618	132,939

OTHER LONG-TERM LIABILITIES	65,335	130,655

DEFERRED INCOME	196,792	231,852

CONTINGENCY (Note 4)

SHAREHOLDERS' DEFICIT:
Class A common stock, no par value, 100,000,000 shares authorized, 6,656,986 shares issued and outstanding	118,545	118,545

Additional paid-in capital	54,000	-
Accumulated deficit	(522,861)	(222,745)
Receivables due from Parent and affiliate	-	(112,925)
Deferred compensation	(18,000)	-
Total shareholders' deficit	(368,316)	(217,125)

Total liabilities and shareholders' deficit	$ 241,429	$ 278,321

STATEMENTS OF OPERATIONS

	Fiscal Years Ended
	December 31,	January 3,
	1999	1999
REVENUES:
Net sales	$ -	$ 214,041
Franchising revenues	208,769	288,943
Equipment lease income	-	52,347
Other	70,325	69,196
Total revenues	279,094	624,527

COST AND EXPENSES:
Cost of sales	-	212,063
General and administrative	373,604	494,624
Depreciation and amortization	6,812	9,865
Loss on default of receivables	-	165,730
Total costs and expenses	380,416	882,282

Loss from operations	(101,322)	(257,755)

OTHER (EXPENSE) INCOME:
Gain on sale of assets	30,407	24,017
Interest expense	(37,289)	(251)
Interest income	15,391	47,335
Total other (expense) income	8,509	71,101

NET LOSS	$ (92,813)	$ (186,654)

NET LOSS PER SHARE (basic and diluted)	$ (.02)	$ (.03)

WEIGHTED AVERAGE SHARES OUTSTANDING	6,132,000	6,056,986

STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

For the periods from December 28, 1997 through December 31, 1999

	Common Stock		Additional Paid-In	Accumulated	Receivables due from Parent and	Deferred
	Shares	Amount	Capital	Deficit	Affiliate	Compensation	Total

BALANCES, December 28, 1997	6,056,986	$ 118,545	$	$ (36,091)	$ -	$	$ 82,454

Advances made to the Parent and an affiliate	-	-	-	-	(112,925)	-	(112,925)

Net loss	-	-	-	(186,654)	-	-	(186,654)

BALANCES, January 3, 1999	6,056,986	118,545	-	(222,745)	(112,925)	-	(217,125)

Value assigned agreement to issue common stock to creditors for forbearance of amounts due	-	-	36,000	-	-	-	36,000

Value assigned agreement to issue common stock to an officer for compensation	-	-	18,000	-	-	(18,000)	-

Advances made to the Parent and an affiliate	-	-	-	-	(94,378)	-	(94,378)

Receivables from the Parent and an affiliate charged to accumulated deficit	-	-	-	(207,303)	207,303	-	-

Stock dividend issued Parent	600,000	-	-	-	-	-	-

Net loss	-	-	-	(92,813)	-	-	(92,813)

BALANCES, December 31, 1999	6,656,986	$ 118,545	$ 54,000	$ (522,861)	$ -	$ (18,000)	$ (368,316)

STATEMENTS OF CASH FLOWS

	Fiscal Years Ended
	December 31,	January 3,
	1999	1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (92,813)	$ (186,654)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,812	9,865
Gain on sale of assets	(30,407)	(24,017)
Loss on defaults of receivables	-	165,730
Provision for bad debts	-	37,500
Stock issued for debt forbearance	36,000	-
Changes in assets and liabilities:
Accounts receivable	1,106	(87,510)
Prepaid expenses and other	2,176	(2,051)
Accounts payable	32,201	81,830
Accrued and other liabilities	70,168	2,031
Net cash provided by (used in) operating activities	25,243	(3,276)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from sales of assets	-	20,006
Notes receivable principal payments	30,474	38,274
Leases receivable principal payments	-	38,795
Advances to Parent and affiliate	(94,378)	(112,925)
Decrease in other assets	5,233	-
Net cash used in investing activities	(58,671)	(15,850)

CASH FLOWS FROM FINANCING ACTIVITIES -
Advances from related parties	42,337	-

NET DECREASE IN CASH AND CASH EQUIVALENTS	8,909	(19,126)
CASH AND CASH EQUIVALENTS, beginning of period	19,771	38,897
CASH AND CASH EQUIVALENTS, end of period	$ 28,680	$ 19,771

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$ 1,290	$ 250
Income taxes paid	-	-

1. Organization and Summary of Significant Accounting Policies

Hudson's Grill International, Inc. ("the Company") was incorporated in the state of Texas on October 30, 1997 and is a wholly-owned subsidiary of Hudson's Grill of America, Inc. ("HGAI" or the "Parent"). Effective December 1, 1997, HGAI transferred certain assets and liabilities, including franchise agreements, to the Company in exchange for 100% of the Company's' outstanding common stock. The Company recorded the assets and liabilities at HGAI's historical cost.

The Company franchises, owns and operates full-service restaurants, primarily in California and Texas. As of December 31, 1999, the Company has ten franchised restaurants. Previously, the Company had owned two restaurants, both of which were closed in early 1998. In January 1998, the Company took over the operations of a franchised restaurant which it subsequently sold in 1998.

Fiscal Year

The Company's fiscal year was changed by the Board of Directors to end on December 31, starting in 1999. The fiscal year previously was a fifty-two week period ending on the Sunday nearest December 31. The fiscal years 1999 and 1998, ended on December 31, 1999 and January 3, 1999, respectively.

Cash and Cash Equivalents

Cash and cash equivalents for purposes of reporting cash flows consist of cash and short-term investments purchased with an original maturity of three months or less.

Non-Current Assets

Depreciation of property and equipment is recognized using the straight-line method over the estimated lives of the assets (generally five to seven years). Amortization of leaseholds is recognized using the straight-line method over the shorter of the initial term of the respective lease or the service life of the leased asset.

Liquor licenses are recorded at cost and are amortized over ten years.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows associated with an asset and its eventual disposition is less that the asset's carrying amount.

Revenue Recognition

Initial franchise fees are recognized as revenue when all material services or conditions relating to the sale have been substantially performed or satisfied. Continuing franchise fees are recognized as revenue as the fees are earned and become receivable from the franchisee.

Stock-Based Compensation

The Company accounts for stock options and warrants granted to directors and employees in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees", and related interpretations. Required pro forma disclosures of compensation expense determined under the fair value option pricing model method prescribed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", are discussed in Note 6.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the financial and income tax reporting bases of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company's operating results are included in the consolidated income tax return of the Parent. The Parent allocates taxable income or loss to the Company based on the amount that would occur if the Company filed a separate income tax return.

Continued Operations

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred recurring losses from operations and has a shareholders' deficit of $368,316, as of December 31, 1999. These issues raise substantial doubt about the Company's ability to continue as a going concern. Management of the Company intends to continue to sell franchises in an attempt to improve operating results.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items in the accompanying financial statements that include estimates are notes and leases receivable and lease contingencies. Actual results could differ materially from those estimates.

2.  Franchise Activities

In 1991, HGAI commenced franchising its Hudson's Grill concept. Effective December 1, 1997, HGAI assigned all existing franchise rights to the Company. Under the terms of the standard franchise agreement, the franchisees are obligated to pay the Company an initial franchise fee of $25,000 (increased to $35,000 for agreements executed after October 1998), and a weekly continuing royalty fee of generally 4% of gross restaurant revenues. Each franchisee must spend 3% of gross sales on approved advertising, including a weekly 1% marketing fee contributed to the Company's marketing fund. The Company is obligated to provide initial training, continuing management assistance, administration of advertising and sales promotion programs and establishment and monitoring of a marketing fund.

Franchising revenues consisted of:

	Fiscal Years Ended
	December 31,	January 3,
	1999	1999

Initial franchise revenues	$ -	$ 25,000
Continuing franchise revenues	208,769	263,943
Total franchise revenues	$ 208,769	$ 288,943

3.  Notes and Leases Receivable

All note and lease receivables, and related collateral rights discussed below, were assigned to the Company on December 1, 1997 by the Parent.

In connection with the sale of a restaurant in 1997, the Parent received a $114,200 note with interest equal to the greater of prime plus 2% or 12%. Terms of the note require monthly payments of interest only for one year, and eighty-four monthly payments in amounts necessary to repay the remaining principal and interest on the note. At December 28, 1997, the balance of the note was $81,200, net of an allowance of $33,000. No principal payments were received on this note and it was written off during the year ended January 3, 1999 as described below.

In connection with the sale of a restaurant in 1996, the Parent received a $249,000 note with interest at 10.25%. Terms of the note require forty-seven monthly payments of principal and interest of $6,400 and a final payment of $76,655 in June 2000. The Company intends to restructure the note payment terms when it is due. The portion of the note classified as a current asset at December 31, 1999, of $45,000, represents management's estimate of principal payments that will be received in 2000. At December 31, 1999 and January 3, 1999, the balance of the note was $164,397 and $194,871, respectively.

In connection with the sale of a restaurant in 1994, the Parent received a $262,800 note with interest equal to the greater of prime plus 2% or 9%, adjusted on a quarterly basis. Terms of the note require monthly payments of interest only for one year, and then ninety-six monthly payments in amounts necessary to repay the remaining principal and interest on the note. At December 28, 1997, the balance of the note was $235,272. The note was written off during the year ended January 3, 1999 as described below.

Certain assets of the respective restaurants collateralize each of the notes referred to above.

The Parent also leased restaurant equipment to the purchasers of the restaurants sold in 1997 and 1994 mentioned above. The leases were classified as sales-type leases. At December 28, 1997, the net carrying value of the leases was $340,879. However, the lease receivables were written off during the year ended January 3, 1999 as described below.

During the year ended January 3, 1999, both of the purchasers of the restaurants sold in 1997 and 1994 defaulted on their respective note and lease agreements. As a result, the Company recognized a loss in the year ended January 3, 1999, of $165,730, which represents the net carrying value of the receivables offset by the deferred income associated with the sales of the restaurants.

4.  Contingency

As a result of its closure of two restaurants, the Parent has recorded an $83,000 liability for the settlement of a lawsuit by the landlord of one restaurant and is a party to a legal proceeding by the landlord of the other restaurant in connection with its obligations under a noncancelable lease agreement. In addition, the Parent is secondarily liable under other leases for restaurants it sold in prior years. None of these restaurants, lease agreements or obligations were transferred to or assumed by the Company. The Company, based upon consultation with its legal counsel, is of the opinion that the Parent's actual and contingent obligations with respect to these leases will not ultimately be attributable to the Company, but that if a creditor obtained a judgment against the Parent, the Parent's stock in the Company could be subject to attachment or execution by the creditor. Accordingly, the Company believes these matters will not have a material adverse effect on the Company's consolidated financial condition or results of operations, and no provision for any estimated loss is reflected in the accompanying consolidated financial statements.

5.  Income Taxes
There was no provision for income taxes in fiscal years 1999 and 1998 due to the net losses incurred in those periods. The Company had no material deferred tax liabilities at December 31, 1999 or January 3, 1999. The Company's deferred tax assets were as follows:

	December 31, 1999	January 3, 1999
Deferred tax assets:
Allowances for doubtful accounts	$ 38,000	$ 22,000
Net operating loss	125,000	54,000
Valuation allowance	(163,000)	(76,000)
	$ -	$ -

At December 31, 1999 the Company's share of the Parent's operating loss (NOL) carryforwards for federal income tax purposes was approximately $260,000, which would expire through 2019.

6.  Shareholders' Equity

The Company has the authority to issue a total of 115,000,000 shares of common stock designated "Class A" and "Class B". The authorized number of Class A and Class B are 100,000,000 and 15,000,000 shares, respectively. The Board of Directors has the authority to issue Class B shares in designated series and determine their rights and preferences.

During November 1999, the Parent issued 600,000 shares of HGAI stock to four shareholders of the Parent in consideration for their forbearance in collecting on credit extended to the Company. The Company issued 600,000 shares as a stock dividend to the Parent, so the creditors will receive the 600,000 Company shares following the stock distribution described in Note 9. The estimated value of the shares issued has been recorded as interest expense of $36,000 in 1999.

On December 14, 1999, the Company agreed to issue 300,000 shares of Company common stock and options to acquire 300,000 shares of Company common stock to its former president as compensation for his agreement to serve as acting interim Company president until the stock distribution described in Note 9 occurs. The Company agreed to issue him an additional 100,000 options each month he serves as interim president after March 31, 2000. In connection with the shares of common stock to be issued, the Company has recorded deferred compensation of $18,000 to be accreted into expense over the six month period ending June 30, 2000. The options are exercisable at any time through 2006 with an exercise price of $0.10 per share. SFAS 123 requires pro forma disclosure of the effect of options on reported results of operations as if the options were valued based on the fair value method prescribed by SFAS 123. Since these options were granted in December 1999, the pro forma effect for the year ended December 31, 1999 would be insignificant.

7.  Related Party Transactions

The Company has provided cash advances totaling $207,303 to the Parent and another subsidiary of the Parent which have been charged to accumulated deficit as of December 31, 1999. The Company has amounts payable to shareholders of the Parent totaling $53,328 at December 31, 1999 which result from advances made by these related parties. The amounts due these related parties do not bear interest or include specific terms of repayment. As discussed in Note 6, in 1999 the Company agreed to issue stock in connection with this liability.

During the periods ended December 31, 1999 and January 3, 1999, the Company incurred $61,000 and $41,000, respectively, for legal services provided by a firm associated with a director of the Company. The Company has an account payable to this director of approximately $85,000 at December 31, 1999.

The Company leases office space on a month to month basis from an entity in which an officer and a director of the Company are partners. The rental expense was approximately $17,000 in each of 1999 and 1998.

8.  Financial Instruments

Concentrations of Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customer or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. In accordance with FASB Statement No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instrument with Concentrations of Credit Risk, the credit risk amounts shown do not take into account the value of any collateral or security.

Financial instruments that subject the Company to credit risk consist principally of accounts receivable, cash on deposit and notes receivable.

At December 31, 1999, accounts receivable totaled $118,387, net of an allowance for doubtful accounts of $109,500. The Company does not require collateral for accounts receivable but performs periodic credit evaluations on its customers' financial condition and believes that the allowance for doubtful accounts is adequate.

Notes receivable are described in Note 3.

9.  Proposed Stock Distribution

The Parent, which is a publicly-held company, intends to register the stock of the Company and distribute it to the shareholders of the Parent.

************

HUDSON'S GRILL INTERNATIONAL, INC.

(a wholly-owned subsidiary of

Hudson's Grill of America, Inc.)

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2000 AND 1999

BALANCE SHEET

March 31, 2000

(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 20,565
Accounts receivable, net of allowance for doubtful accounts of $62,000	5,382
Current portion of note receivable	45,000
Prepaid expenses and other	12,493
Total current assets	83,440

PROPERTY AND EQUIPMENT, at cost:
Restaurant equipment	33,378
Furniture and fixtures	5,851
Total property and equipment	39,229
Less accumulated depreciation	(22,178)
Property and equipment, net	17,051

LONG-TERM PORTION OF NOTE RECEIVABLE	110,178

OTHER ASSETS, net	7,861
Total assets	$ 218,530

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable	135,588
Advances, related parties	99,331
Accrued liabilities	101,564
Total current liabilities	336,483

OTHER LONG-TERM LIABILITIES	63,702

DEFERRED INCOME	187,823

SHAREHOLDERS' DEFICIT:
Class A common stock, no par value, 100,000,000 shares authorized, 6,656,986 shares issued and outstanding	118,545

Additional paid-in capital	54,000
Accumulated deficit	(533,023)
Deferred compensation	(9,000)
Total shareholders' deficit	(369,478)

Total liabilities and shareholders' deficit	$ 218,530

STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,	March 31,
	2000 (Unaudited)	1999 (Unaudited)
REVENUES:
Franchising revenues	$ 76,799	$ 39,988
Other	17,967	28,380
Total revenues	94,766	68,368

COST AND EXPENSES:
General and administrative	63,713	65,049
Depreciation and amortization	1,703	1,703
Total costs and expenses	65,416	66,752

Income from operations	29,350	1,616

OTHER INCOME (EXPENSE):
Gain on sale of assets	5,865	-
Interest expense	(858)	(138)
Interest income	4,192	4,399
Total other income (expense)	9,199	4,261

NET INCOME	$ 38,549	$ 5,877

NET INCOME PER SHARE (basic and diluted)	$ .01	$ -

WEIGHTED AVERAGE SHARES OUTSTANDING	6,656,896	6,056,896

STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,	March 31,
	2000 (Unaudited)	1999 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 38,549	$ 5,877
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,703	1,703
Provision for bad debts	13,461	11,406
Recognition of compensation expense	9,000	-
Changes in assets and liabilities:
Accounts receivable	(9,956)	(11,816)
Prepaid expenses and other	956	1,261
Accounts payable	(12,308)	(17,801)
Accrued and other liabilities	(55,431)	(4,336)
Other	-	1,987
Net cash used in operating activities	(14,026)	(11,719)

CASH FLOWS FROM INVESTING ACTIVITIES:
Notes receivable principal payments	8,619	9,576
Other assets	-	1,291
Net cash provided by investing activities	8,619	10,867

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related parties	46,003	6,496
Distributions to Parent and affiliate	(48,711)	-
Net cash (used in) provided by financing activities	(2,708)	6,496

NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,115)	5,644
CASH AND CASH EQUIVALENTS, beginning of period	28,680	19,771
CASH AND CASH EQUIVALENTS, end of period	$ 20,565	$ 25,415

1. Unaudited Information

The consolidated balance sheet as of March 31, 2000 and the consolidated statements of operations for the three month periods ended March 31, 2000 and 1999 were taken from the Company's books and records without audit. However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring accruals) which are necessary to properly reflect the consolidated financial position of the Company as of March 31, 2000 and the results of operations for the three months ended March 31, 2000 and 1999.

Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although management believes that the disclosures are adequate to make the information presented not misleading. Interim period results are not necessarily indicative of the results to be achieved for an entire year. These financial statements should be read in conjunction with the financial statements and notes to financial statements included in the Company's financial statements for the year ended December 31, 1999.

**********

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1. Indemnification of Directors and Officers. The charter of the Company includes indemnification provisions that are permitted by state statute in the State of Texas; see exhibit 2 (Edgar EX-3.(i)).

Item 2. Other Expenses of Issuance and Distribution. The Company estimates that legal expenses will approximate $30,000, accounting fees will approximate $20,000, printing expenses will approximate $2,500, and stock transfer agent fees will approximate $2,000. Registration fees should be about $132 to $200.

Item 3. Undertakings. None of the undertakings under Item 512 of Regulation S-B apply to this registration.

Item 4. Unregistered Securities Issued or Sold Within One Year. There are no unregistered securities issued by the Company in the previous year. The Company has contracted with its interim president to issue 300,000 shares to him for agreeing to continue as interim president, and also issuing 300,000 warrants (and possible more if he continues to stay after March 2000); these securities have not been issued yet and will be issued when this registration becomes effective. Additionally, the Company has authorized the issuance of 600,000 shares to its sole shareholder as a stock dividend. This has not been issued yet and was done so that the number of outstanding shares of the Company would be equal in number to the number of outstanding shares of the sole shareholder, its parent Hudson's Grill of America, Inc. ("HGA"). This was done for administrative reasons so that the spin off of the Company's shares to the parent's shareholders could be accomplished on a one to one basis instead of on a fractional basis. Although not applicable to the Company, the Company's parent (HGA) had recently authorized the issuance of 600,000 shares to various creditors who had not attempted to collect on the HGA's obligations to them. All of these transactions will be accomplished as private transactions not requiring registration. These transactions are exempt from registration as private transactions under section 4(2) of the 1933 Act.

Items 5 and 6. Index to Exhibits and Description of Exhibits.

Exhibit Number	Description	Edgar Exhibit Number
2	Articles of Incorporation (charter)	EX-3.(i)
2	Bylaws	EX-3.(ii)
3	Stock Certificate Language	EX-4
6	Prototype Franchise Agreement	EX-10
10	Consents of Accountants and Legal Counsel	EX-23
11	Opinion re legality	EX-5
	Financial Data Schedule	EX-27

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Dallas and State of Texas on January 14, 2000.

Registrant: Hudson's Grill International, Inc.

By: David L. Osborn

Title: Interim President (Principal Executive Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

By: Mitzi Ferguson

Title: Secretary/Treasurer (Principal Financial Officer and Principal Accounting Officer)

Date:

By: Robert Fischer

Title: Director

Date:

By: Anthony Duncan

Title: Director

Date: